EXHIBIT 12.2

Hospitality Properties Trust

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Distributions

(in thousands, except ratio amounts)

	Year Ended December 31,
	2006	2005	2004	2003	2002

Income from continuing operations	$156,501	$118,779	$116,221	$227,432	$131,426
Fixed charges	81,451	65,263	50,393	44,536	42,424
Adjusted earnings	$237,952	$184,042	$166,614	$271,968	$173,850

Fixed charges and preferred distributions:
Interest on indebtedness and amortization of deferred finance costs	$81,451	$65,263	$50,393	$44,536	$42,424
Preferred distributions	7,656	7,656	9,674	14,780	7,572
Total combined fixed charges and preferred distributions	$89,107	$72,919	$60,067	$59,316	$49,996

Ratio of earnings to combined fixed charges and preferred distributions	2.67x	2.52x	2.77x	4.59x	3.48x